BLOCK LISTING SIX MONTHLY RETURN

Date: 28 November 2008

1. Name of applicant:

Cadbury plc

2.	Name of scheme:

The Cadbury Schweppes Savings Related Share Option Scheme 1982

3. Period of return:

From: 2 May 2008 to 31 October 2008

4. Balance of unallotted securities under scheme from previous return:

n/a

5.	Plus: The amount by which the block scheme has been increased since the date of the last return:
2,000,000
6.	Less: Number of securities issued/allotted under scheme during period:
305,701
7.	Equals: Balance under scheme not yet issued/allotted at end of period:
1,694,299

Name of contact: Adam Westley

Telephone number of contact: 01895 615178

BLOCK LISTING SIX MONTHLY RETURN

Date: 28 November 2008

1. Name of applicant:

Cadbury plc

2. Name of scheme:

The Cadbury Schweppes (New Issue) Share Option Plan 2004

3. Period of return:

From: 2 May 2008 to 31 October 2008

4. Balance of unallotted securities under scheme from previous return:

n/a

5. Plus: The amount by which the block scheme has been increased since the date of the last return: 6,250,000

6. Less: Number of securities issued/allotted under scheme during period:

4,036,962

7. Equals: Balance under scheme not yet issued/allotted at end of period:

2,213,038

Name of contact: Adam Westley

Telephone number of contact: 01895 615178

BLOCK LISTING SIX MONTHLY RETURN

Date: 28 November 2008

1. Name of applicant:

Cadbury plc

2. Name of scheme:

The Cadbury Schweppes Share Option Plan 2004 (formerly the The Cadbury Schweppes Share Option Plan 1994)

3. Period of return:

From: 2 May 2008 to 31 October 2008

4. Balance of unallotted securities under scheme from previous return:

n/a

5. Plus: The amount by which the block scheme has been increased since the date of the last return:

3,000,000

6. Less: Number of securities issued/allotted under scheme during period:

1,279,068

7. Equals: Balance under scheme not yet issued/allotted at end of period:

1,720,932

Name of contact: Adam Westley

Telephone number of contact: 01895 615178

BLOCK LISTING SIX MONTHLY RETURN

Date: 28 November 2008

1. Name of applicant:

Cadbury plc

2. Name of scheme:

The Cadbury Schweppes Irish Savings Related Share Option Scheme

3. Period of return:

From: 2 May 2008 to 31 October 2008

4. Balance of unallotted securities under scheme from previous return:

n/a

5. Plus: The amount by which the block scheme has been increased since the date of the last return:

500,000

6. Less: Number of securities issued/allotted under scheme during period:

258,559

7. Equals: Balance under scheme not yet issued/allotted at end of period:

241,441

Name of contact: Adam Westley

Telephone number of contact: 01895 615178

BLOCK LISTING SIX MONTHLY RETURN

Date: 28 November 2008

1. Name of applicant:

Cadbury plc

2. Name of scheme:

The Cadbury Schweppes Irish AVC Savings Related Share Option Scheme

3. Period of return:

From: 2 May 2008 to 31 October 2008

4. Balance of unallotted securities under scheme from previous return:

n/a

5. Plus: The amount by which the block scheme has been increased since the date of the last return:

500,000

6. Less: Number of securities issued/allotted under scheme during period:

71,117

7. Equals: Balance under scheme not yet issued/allotted at end of period:

428,883

Name of contact: Adam Westley

Telephone number of contact: 01895 615178

BLOCK LISTING SIX MONTHLY RETURN

Date: 28 November 2008

1. Name of applicant:

Cadbury plc

2. Name of scheme:

The Cadbury Schweppes Irish Employee Share Scheme

3. Period of return:

From: 2 May 2008 to 31 October 2008

4. Balance of unallotted securities under scheme from previous return:

n/a

5. Plus: The amount by which the block scheme has been increased since the date of the last return:

500,000

6. Less: Number of securities issued/allotted under scheme during period:

13,682

7. Equals: Balance under scheme not yet issued/allotted at end of period:

486,318

Name of contact: Adam Westley

Telephone number of contact: 01895 615178

BLOCK LISTING SIX MONTHLY RETURN

Date: 28 November 2008

1. Name of applicant:

Cadbury plc

2. Name of scheme:

The Cadbury Schweppes International Savings Related Share Option Scheme 1998

3. Period of return:

From: 2 May 2008 to 31 October 2008

4. Balance of unallotted securities under scheme from previous return:

n/a

5. Plus: The amount by which the block scheme has been increased since the date of the last return:

500,000

6. Less: Number of securities issued/allotted under scheme during period:

21,768

7. Equals: Balance under scheme not yet issued/allotted at end of period:

478,232

Name of contact: Adam Westley

Telephone number of contact: 01895 615178

BLOCK LISTING SIX MONTHLY RETURN

Date: 28 November 2008

1. Name of applicant:

Cadbury plc

2. Name of scheme:

The Cadbury Schweppes plc US Employees Share Option Plan 2005

3. Period of return:

From: 2 May 2008 to 31 October 2008

4. Balance of unallotted securities under scheme from previous return:

n/a

5. Plus: The amount by which the block scheme has been increased since the date of the last return:

1,000,000

6. Less: Number of securities issued/allotted under scheme during period:

374,420

7. Equals: Balance under scheme not yet issued/allotted at end of period:

625,580

Name of contact: Adam Westley

Telephone number of contact: 01895 615178

BLOCK LISTING SIX MONTHLY RETURN

Date: 28 November 2008

1. Name of applicant:

Cadbury plc

2. Name of scheme:

The Cadbury Schweppes plc Americas Employees Share Option Plan 2005

3. Period of return:

From: 2 May 2008 to 31 October 2008

4. Balance of unallotted securities under scheme from previous return:

n/a

5. Plus: The amount by which the block scheme has been increased since the date of the last return:

1,000,000

6. Less: Number of securities issued/allotted under scheme during period:

6,764

7. Equals: Balance under scheme not yet issued/allotted at end of period:

993,236

Name of contact: Adam Westley

Telephone number of contact: 01895 615178